Exhibit 99.1

Passing of Genmab A/S’ Annual General Meeting

Company Announcement

•	At Genmab A/S’ Annual General Meeting held today March 26, 2020, the Annual Report for 2019 was approved
•	Discharge was given to the Board of Directors and the Executive Management and the year’s profit was carried forward
•	One new member of the Board of Directors was elected, and five members of the Board of Directors were re-elected
•	PricewaterhouseCoopers was re-elected as auditor of the Company
•

The proposal from the Board of Directors on a new Remuneration Policy, the proposal on the Board of Directors' remuneration for 2020 and the proposal to amend Article 6 in the Articles of Association were adopted

Copenhagen, Denmark; March 26, 2020 – Genmab A/S (Nasdaq: GMAB) held its Annual General Meeting, today at the Copenhagen Marriott Hotel, Copenhagen, Denmark. At the meeting, Chairman of the Board of Directors Mr. Mats Pettersson gave – on behalf of the Board of Directors – a report on the Company’s activities during the past year. Chief Executive Officer Dr. Jan van de Winkel presented the Company’s plans for 2020, and Chief Financial Officer Mr. Anthony Pagano presented the Annual Report for 2019 endorsed by the auditors. The report was approved, and discharge was given to the Board of Directors and the Executive Management.

It was decided that the year’s profit of DKK 2,166 million be carried forward by transfer to retained earnings, as stated in the Annual Report.

Mr. Jonathan Peacock was elected to the Board of Directors for a one-year period. Ms. Deirdre P. Connelly, Ms. Pernille Erenbjerg, Mr. Rolf Hoffmann, Dr. Paolo Paoletti and Dr. Anders Gersel Pedersen were re-elected to the Board of Directors for a one-year period.

PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab was re-elected as the Company’s auditor.

The General Meeting adopted the proposals from the Board of Directors, as follows:

•	The proposal to adopt a new Remuneration Policy for the Board of Directors and the Executive Management.

•	The proposal to adopt the Board of Directors’ remuneration for 2020.

•	The proposal to amend Article 6 of the Articles of Association regarding the provider of share registration services.

About Genmab

Genmab is a publicly traded, international biotechnology company specializing in the creation and development of differentiated antibody therapeutics for the treatment of cancer. Founded in 1999, the company is the creator of three approved antibodies: DARZALEX® (daratumumab, under agreement with Janssen Biotech, Inc.) for the treatment of certain multiple myeloma indications in territories including the U.S., Europe and Japan, Arzerra® (ofatumumab, under agreement with Novartis AG), for the treatment of certain chronic lymphocytic leukemia indications in the U.S., Japan and certain other territories and TEPEZZA™ (teprotumumab, under agreement with Roche granting sublicense to Horizon Therapeutics plc) for the treatment of thyroid eye disease in the U.S. Daratumumab is in clinical development by Janssen for the treatment of additional multiple myeloma indications, other blood cancers and amyloidosis. A subcutaneous

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 12
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 1/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Passing of Genmab A/S’ Annual General Meeting

formulation of ofatumumab is in development by Novartis for the treatment of relapsing multiple sclerosis. Genmab also has a broad clinical and pre-clinical product pipeline. Genmab's technology base consists of validated and proprietary next generation antibody technologies - the DuoBody® platform for generation of bispecific antibodies, the HexaBody® platform, which creates effector function enhanced antibodies, the HexElect® platform, which combines two co-dependently acting HexaBody molecules to introduce selectivity while maximizing therapeutic potency and the DuoHexaBody® platform, which enhances the potential potency of bispecific antibodies through hexamerization. The company intends to leverage these technologies to create opportunities for full or co-ownership of future products. Genmab has alliances with top tier pharmaceutical and biotechnology companies. Genmab is headquartered in Copenhagen, Denmark with sites in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan.

Contact:
Marisol Peron, Corporate Vice President, Communications & Investor Relations

T: +1 609 524 0065; E: mmp@genmab.com

For Investor Relations:

Andrew Carlsen, Senior Director, Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s final prospectus for our U.S. public offering and listing and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®; HexElect®; and UniBody®. Arzerra® is a trademark of Novartis AG or its affiliates. DARZALEX® is a trademark of Janssen Pharmaceutica NV. TEPEZZA™ is a trademark of Horizon Therapeutics plc.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 12
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 2/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122